Filed by ICO, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc.
Commission File No.: 001-08327

[Letter to Non-Employee Directors with Both Stock Options and Restricted Shares]

April 12, 2010

<Name>
<Location>

Dear <Name>:

The purpose of this letter is to notify you of the treatment of: (i) stock options (“Stock Options”) you hold to acquire shares of the common stock of ICO, Inc. (“ICO”), and (ii) unvested restricted shares of ICO’s common stock that you hold (“Restricted Shares”) in connection with the merger (the “Merger”) of ICO into a subsidiary of A. Schulman, Inc. (“A. Schulman”).  The Merger will occur upon the terms and subject to the conditions contained in the Agreement and Plan of Merger by and among A. Schulman, its subsidiary, and ICO, dated December 2, 2009 (the “Merger Agreement”).  This letter outlines choices you have with respect to your Stock Options and provides, or directs you to, information relevant to your decisions concerning your Stock Options.

I.	Background Information

The closing of the Merger is contingent on a number of events, including ICO stockholder approval.  The Merger will be considered at a special meeting of ICO stockholders, currently anticipated to occur on April 28, 2010.  Assuming all conditions to the completion of the Merger are satisfied, we expect that the effective date of the Merger will be April 30, 2010.

If the Merger is consummated, each holder of ICO common stock will generally be entitled to a combination of cash and A. Schulman stock (the “Merger Consideration”), as described in the Merger Agreement.  As described in more detail below, holders of Stock Options will be able to receive the Merger Consideration if they exercise their

Stock Options before the completion of the Merger, or, if the Stock Options are “in the money,” they may receive a cash payment if they do not exercise their Stock Options.  Furthermore, unvested Restricted Shares held by directors of ICO at the time of the completion of the Merger will vest at that time, and as a result such directors will have unrestricted ownership of the ICO common stock and, like all other shareholders of ICO, will be able to receive the Merger Consideration.

II.	Treatment of Your Stock Options in the Merger

   You currently have the following Stock Options:

Date of Grant	# of Stock Options	Exercise Price

The Merger Agreement provides as follows with respect to your Stock Options:

•
You may elect to exercise your Stock Options contingent upon the completion of the Merger.  If you do so, and if the Merger is completed, you will receive, with respect to the ICO shares that you would receive upon exercise of your Stock Options, the same consideration received in the Merger by other ICO shareholders.  All Stock Options that are not exercised as of the effective time of the Merger will terminate by their terms (but see below concerning a cash payment you will receive if your Stock Options are “in the money” when they terminate).

•
You may elect not to exercise your Stock Options.  In that event, if the Merger is completed, your Stock Options will terminate by their terms, and provided that your Stock Options are “in the money” (have an exercise price that is less than the Merger Consideration), you will receive a cash payment equal to the number of shares underlying the Stock Options multiplied by the Merger Consideration Value, as defined in the Merger Agreement, over the exercise price per share previously subject to the Stock Options, reduced by any applicable taxes and other withholding (the “Cashout Amount”), as described in the Merger Agreement1.

1 NOTE:  If the exercise price under your Stock Option is greater than the merger consideration value, you will not receive any Cashout Amount with respect to such Stock Option, and the Stock Option will terminate.

III.	Your Decisions Regarding Your Stock Options

As indicated above, under the Merger Agreement you have two basic alternatives with respect to your Stock Options:

•	Alternative #1: Exercise your Stock Options contingent on the completion of the Merger, and receive the Merger Consideration (subject to withholdings) for the shares you receive upon such exercise;

 - OR -

•
Alternative #2: Do not exercise your Stock Options, in which case you will receive the Cashout Amount (subject to withholdings) on the completion of the Merger (provided that your Stock Options are “in the money”).

YOU MUST make your decision by April 26, 2010.  YOU MUST indicate your choice on the form attached as Exhibit A, and return the executed form by April 26, 2010 to Kathy Barnett / kbarnett@icopolymers.com or facsimile +1 (713) 335-2222.

If you choose Alternative #1, you will have three options to fund the exercise price and related tax withholding requirements, if any.  For the first funding option, you must provide, by April 27, 2010, to ICO, the funds needed to cover the exercise price relating to the exercise of your Stock Options.

The second and third funding options available to you if you choose Alternative #1 involve applying the cash portion of the Merger Consideration against the exercise price.  For the second funding option, if there is a shortfall, we will notify you of the remaining amounts due and you must furnish the Company with a check within 5 days after the date of our notice to you regarding the shortfall amount.  If we do not receive your check by the due date, your Stock Options for which we have not received the exercise price will terminate and you will not receive any consideration for such Stock Options.

For the third funding option available to you if you choose Alternative #1, if there is a shortfall after the cash portion of the Merger Consideration is applied against the exercise price, you may elect to fund the remaining amounts due from a sale of a portion of the A. Schulman shares received as a part of the Merger Consideration.  If you elect this approach, you must establish a brokerage account to settle the shortfall amount within 5 days after the date of our notice to you regarding the shortfall amount.  If the shortfall amount is not settled by the due date, your Stock Options for which we have not received the exercise price will terminate and you will not receive any consideration for such Stock Options.

If you choose Alternative #2 (receive the Cashout Amount), you will not need to take any further action (other than executing and returning Exhibit A as instructed).  You will receive a check shortly after the completion of the Merger.

Please note that Company will not withhold taxes on your earnings related to your Stock Options (whether you select Alternative #1 or #2), as you are directly responsible for payment of such taxes.

IV.	Treatment of Your Unvested Restricted Shares in the Merger

You currently have the following unvested Restricted Shares:

Date of Grant	# of Unvested Restricted Shares

The Merger Agreement provides that all unvested Restricted Shares outstanding immediately before the effective time of the Merger will become vested and no longer subject to restrictions at the effective time of the Merger.  As a result, such Restricted Shares shall be treated like ICO common stock generally, entitled to receive the Merger Consideration.

In the U.S., the vesting of your unvested Restricted Shares will generally cause you to recognize taxable income for purposes of federal and state income and employment taxes.   As with taxes on your earnings related to your Stock Options, the Company will not withhold taxes, as you are directly responsible for the payment of such taxes.

Following the effective time of the merger, you will be receiving correspondence directly from A. Schulman’s transfer agent, advising the manner in which you may transfer your shares of A. Schulman common stock into a brokerage account of your choice.

V.	Additional Information

Please contact Dana Bain (dbain@icopolymers.com) / +1 (713) 351-4180 and/or Kathy Barnett (kbarnett@icopolymers.com) / +1 (713) 351-4149 for additional information.

Sincerely,

Bradley T. Leuschner
Chief Financial Officer & Treasurer
ICO, Inc.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of A. Schulman and ICO, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated.  The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters.   Such risks and uncertainties include:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of ICO and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in A. Schulman’s and ICO’s respective reports filed with the SEC, including A. Schulman’s annual report on Form 10-K for the year ended August 31, 2009, and quarterly report on Form 10-Q for the quarter ended November 30, 2009 and ICO’s annual report on Form 10-K for the year ended September 30, 2009, as amended on January 28, 2010, and quarterly report on Form 10-Q for the quarter ended December 31, 2009, in each case, as such reports may have been amended.  This document speaks only as of its date, and A. Schulman and ICO each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, A. Schulman has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-164085) containing a preliminary proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF ICO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of ICO.   Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from A. Schulman, Inc. at its web site, www.aschulman.com, or from ICO, Inc. at its web site, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

 Participants in Solicitation

A. Schulman and ICO and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, A. Schulman’s and ICO’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Exhibit A

STOCK OPTION ELECTION

Date: _______________, 2010

ICO, Inc.
1811 Bering Drive, Suite 200
Houston, Texas 77057

Attention:  Kathy Barnett / kbarnett@icopolymers.com

I have read and understand the letter to me dated April 12, 2010, to which this Election form is attached, regarding my Stock Options (as defined in the letter; other terms in this Election form are defined in the letter).  I hereby elect as follows:

☐           Alternative #1:                                By checking Alternative #1, I hereby exercise my Stock Options contingent on the completion of the Merger, and will receive the Merger Consideration for the shares I receive upon such exercise.  In addition, I elect the following funding option to cover the costs relating to my exercise of my Stock Options:

☐           Funding Option 1: I elect to provide, by April 27, 2010, to ICO, the funds needed to cover (the exercise price relating to the exercise of my Stock Options.

☐           Funding Option 2: I elect to apply the cash portion of the Merger Consideration against the exercise price.   If there is a shortfall, I will provide a check for such shortfall within 5 days after the date of ICO’s notice to me regarding the shortfall amount.

☐           Funding Option 3: I elect to apply the cash portion of the Merger Consideration against the exercise price.  If there is a shortfall, I elect to fund the remaining amounts due from a sale of a portion of the A. Schulman shares received as a part of the Merger Consideration, and will have established a brokerage account to settle the shortfall amount within 5 days after the date of ICO’s notice to me regarding the shortfall amount.

☐           Alternative #2:                                By checking Alternative #2, I elect not to exercise my Stock Options, and will receive the Cashout Amount upon completion of the Merger (if the merger consideration value exceeds the exercise price under my Stock Options).

Printed Name of Optionee

Signature - Optionee

Address: ___________________________

Social Security No. :

You must return an executed electronic (PDF) copy of this letter, on or before April 26, 2010, to kbarnett@icopolymers.com.   Alternatively you may fax it to Kathy Barnett, facsimile number +1 (713) 335-2222.